UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 19, 2015 titled “GeoPark Reports Results for the First Quarter Ended March 31, 2015”

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE FIRST QUARTER

ENDED MARCH 31, 2015

Santiago, Chile – May 19, 2015 - GeoPark Limited (“GeoPark”) (NYSE: “GPRK”), the Latin American oil and gas explorer, operator and consolidator with operations in Colombia, Chile, Brazil, Argentina, and Peru[1] reports its quarterly results for the first quarter 2015.

All figures are expressed in US dollars and growth comparisons refer to the same period of the prior year, except when specified.

FIRST QUARTER 2015 HIGHLIGHTS

Operational:

•	Oil and gas production was up 18% to 19,586 boepd
•	Exploratory well Tilo 1 in Llanos 34 Block (GeoPark operated with 45% WI), was successfully tested in the Guadalupe formation and is currently producing approximately 850 bopd. Further technical evaluations are being undertaken to determine if Tilo Field is a northeast extension of Tigana Field
•	Appraisal wells Tua 7 and Tua 9 in the Llanos 34 Block successfully tested in the Guadalupe formation and are currently producing 1,400 bopd and 950 bopd, respectively
•	Gross production in Llanos 34 Block, operated by GeoPark, achieved record production of 26,000 bopd by the end of 1Q2015
•	Drilling campaign expected to re-start during 2Q2015 with the drilling of an exploratory well in the CPO-4 Block in Colombia (GeoPark operated with a 50% WI), followed by a development and exploration drilling campaign in the Llanos 34 Block scheduled for 2H2015
•	P1 reserves up 116% to 62.9 mmboe, 2P reserves up 74% to 122.3 mmboe, with the corresponding 1P NPV10 up 49% to $0.8 billion and 2P NPV10 up 32% to $1.7 billion, according to reserves report certified by D&M (including Peru)
•	Construction of a compression plant continued in the Manati Field (non-operated with 10% WI) in Brazil with an expected start-up scheduled for 2H2015

Financial:

•	Adjusted EBITDA reached $16.8 million and operating netback of $16.4 per boe despite low oil price environment
•	Cash position of $91.4 million at the end of 1Q2015
•	Capital expenditures reduced by 83% to $10.3 million in 1Q2015 compared to $62.2 million in 1Q2014

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval, expected in 2015.

•	Net loss of $36.0 million in 1Q2015 mainly explained by lower revenues from decreased oil prices, foreign exchange losses from depreciation of Brazilian currency, and one-time charges from cost reduction efforts
•	Cash costs reduced by 33% to $24 per boe in 1Q2015 as compared to 1Q2014 resulting from ongoing cost reduction efforts and efficiencies, combined with depreciation of local currencies. (Cash costs includes Production and Operating, G&G, G&A and Selling expenses)
•	Long-term financial debt maturity with over 80% due in 2020
•	Total Gross Debt to Adjusted EBITDA (last twelve months) of 1.9x in 1Q2015

Strategic / New Business:

•	Agreements executed with Itau to extend financial debt principal payments of $15 million that were originally due in 2015
•	Merger of Brazilian subsidiaries Rio das Contas and GeoPark Brazil was completed, resulting in cost efficiencies and improved tax shield of the merged entities

James F. Park, Chief Executive Officer of GeoPark, said: “We salute our team for their quick and effective response to the oil price decline – with significant work program adjustments and internal and external cost reductions. Our strong performance through 2014 positioned us favorably to navigate through the resulting industry turbulence – and our decisive actions during the first quarter are already creating opportunities which are enabling us to revisit and possibly expand our program. Concurrently, our team continued to find more oil and gas – with the new Tilo oil field discovery and two new appraisal well successes in the Tua oil field in Colombia – which are already on stream and contributing to our production growth in Colombia”.

FIRST QUARTER 2015

The table below sets forth some key indicators of performance for 1Q2015 compared with 1Q2014. (Figures corresponding to 1Q2015 include the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As of that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations).

Key Indicators	1Q2015	1Q2014	% Chg.
Oil production (bopd)	14,101	13,765	2%
Gas production (mcfpd)	32,905	16,908	95%
Average net production (boepd)	19,586	16,583	18%
Combined price ($ per boe)	33.4	77.9	-57%
⁻ Oil ($ per bbl)	34.4	85.6	-60%
⁻ Gas ($ per mcf)	5.1	6.5	-21%
Net Oil Revenues ($ million)	40.8	75.2	-46%
Net Gas Revenues ($ million)	13.6	9.5	44%
Net Revenues ($ million)	54.4	84.7	-36%
Production & Operating Costs* ($ million)	-23.9	-20.1	19%
Adjusted EBITDA ($ million)	16.8	48.4	-65%
Adjusted EBITDA per boe ($)	9.8	42.5	-77%
Operating Netback per boe ($)	16.4	51.7	-68%
Profit (loss) for the period ($ million)	-36.0	10.3	-450%

* Production and Operating Costs include operating costs and royalties paid in cash.

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 18% in 1Q2015 to 19,586 boepd. This growth is explained by (i) a 2% increase in consolidated oil production, primarily from higher oil production in the Colombian operations, and (ii) a 95% increase in gas production mainly due to the incorporation of the Brazilian operations; partially offset by lower production in Chile.

•	Colombia: oil production increased by 25% to 11,586 bopd in 1Q2015 compared to 1Q2014, explained mainly by new production from the Tigana oil field in the Llanos 34 Block.
•	Chile: oil and gas production decreased by 38% to 4,486 boepd in 1Q2015 compared to 7,247 boepd in 1Q2014, mainly due to 45% lower oil production together with 30% lower gas production, resulting mainly from the natural decline in base production. No new wells were drilled during 1Q2015.
•	Brazil: oil and gas production averaged 3,494 boepd in 1Q2015, composed of approximately 98% gas and 2% condensate.

Net Revenues: Consolidated net revenues decreased by 36% to $54.4 million in 1Q2015 compared to $84.7 million in 1Q2014, mainly driven by lower oil revenues and were partially offset by increased gas revenues.

Consolidated Oil Revenues: Consolidated oil revenues decreased 46% to $40.8 million in 1Q2015 compared to 1Q2014, representing 75% of total net revenues compared to 89% in 1Q2014. Decrease in net oil revenues is explained by a 50% lower average oil price and by lower deliveries in Chile, which were partially offset by higher deliveries in Colombia.

•	Colombia: oil revenues decreased 17% to $30.7 million in 1Q2015 mainly due to lower prices, partially offset by higher deliveries. Oil prices decreased 60% to $32.4 per barrel in 1Q2015. Oil deliveries increased by 106% to 1.0 mmbbls in 1Q2105. (Oil deliveries were significantly higher since in 1Q2014 deliveries had been impacted by temporary delays at the Port of Coveñas).

Earn-out payments (deducted from Colombian revenues) decreased 24% to $2.8 million in 1Q2015, compared to $3.7 million in 1Q2014 mainly resulting from the decline in oil prices.

•	Chile: oil revenues decreased 75% to $9.4 million in 1Q2015 due to lower production and lower prices. Oil prices decreased 53% to $42.1 per barrel in 1Q2015. Deliveries decreased by 46% to 0.2 mmbbls in 1Q2015 due to lower production resulting from the natural decline of fields.

Consolidated Gas Revenues: Consolidated gas revenues increased by 44% to $13.7 million in 1Q2015 compared to $9.5 million in 1Q2014. This was mainly a result of the addition of the Brazilian operations, which amounted to $9.2 million and were partially offset by lower gas revenues in Chile of $5.0 million.

•	Brazil: gas revenues amounted to $9.2 million in 1Q2015. The average gas price, net of taxes, amounted to $5.4 per mcf ($32.5 per boe), impacted by the depreciation of the local currency.
•	Chile: gas revenues decreased 52% to $4.5 million in 1Q2015 mainly due to decreased production and lower prices. Production decreased by 30% to 12.4 mmcfpd in 1Q2015 due to natural decline of the fields, partially offset by workovers and other well intervention activities to enhance production. Gas prices decreased by 28% to $4.7 per mcf in 1Q2015, resulting from lower international methanol prices affecting the price of Fell Block gas, which was partially offset by higher gas production and higher prices in the Tierra del Fuego blocks.

Costs: Consolidated production and operating costs increased by 19% to $23.9 million in 1Q2015, as follows:

Consolidated operating costs increased by 44% to $22.2 million in 1Q2015, compared to $15.2 million in 1Q2014, due to higher production and deliveries in Colombia as well as the incorporation of the Brazilian operations.

•	Colombia: operating costs increased by 46% to $11.0 million in 1Q2015, mainly due to increased production and deliveries. Operating costs per boe decreased by 31% to $10.9 per boe, mainly due to improved fixed cost absorption, cost reduction initiatives and the impact of the depreciation of the local currency against the dollar.
•	Chile: operating costs increased by 12% to $9.5 million in 1Q2015 from $8.2 million in 1Q2014 while operating costs per boe increased to $25.0 due to the impact on fixed costs from lower oil production and the startup of the Tierra del Fuego Blocks.
•	Brazil: operating costs amounted to $1.2 million, or $4.2 per boe.

Consolidated royalties (included in production and operating costs) amounted to $1.7 million in 1Q2015, compared to $4.4 million in 1Q2014, representing 3% of total net revenues in 1Q2015 compared to 5% in 1Q2014. The decrease was due to a change in the mix of royalties paid in kind as opposed to royalties paid in cash in our Colombian operations.

Consolidated geological and geophysical (G&G) expenses remained stable and amounted to $2.7 million in 1Q2015 and 1Q2014.

Consolidated selling expenses decreased to $2.3 million in 1Q2015 compared to $6.3 million in 1Q2014, mainly as a result of lower selling expenses in Colombia, due to a change in the commercialization strategy with more sales at well-head as opposed to sales through pipeline and due to the temporary shut-in during 1Q2015 of the oil fields in La Cuerva Block, located in a more remote area with higher transportation costs.

•	Colombia: selling expenses decreased 65% to $1.9 million in 1Q2015 resulting from lower transportation costs per boe due to efficiencies related to a change in delivery point of certain production from the Tua Field, and due to the temporary shut-in during 1Q2015 of the oil fields in La Cuerva Block.

Consolidated administrative costs decreased 8% to $9.8 million in 1Q2015 compared to $10.6 million in 1Q2014.

Adjusted EBITDA: Consolidated Adjusted EBITDA decreased by 65% to $16.8 million in 1Q2015 compared to $48.4 million in 1Q2014, mainly caused by the decrease in oil prices, which was partially offset by a 106% increase in oil deliveries in Colombia and the incorporation of the Brazilian operations.

Adjusted EBITDA per boe decreased by 77% to $9.8 per boe in 1Q2015 compared to $42.5 per boe in 1Q2014, mainly as a result of a 50% decrease in oil prices, partially offset by lower production and operating costs, administrative and selling expenses per boe. Cost reductions resulted from initiatives undertaken by the Company, in conjunction with the depreciation of the local currencies in the countries where the Company operates.

•	Colombia: Adjusted EBITDA decreased 21% to $16.3 million in 1Q2015 compared to $20.7 million in 1Q2014, mainly due to the decline in oil prices, partially offset by higher oil deliveries, and lower selling costs. Adjusted EBITDA per boe decreased 62% to $15.7 per boe in 1Q2015, mainly due to lower oil prices, partially offset by lower operating costs and selling expenses per boe resulting from increased efficiency and the depreciation of the Colombian peso.
•	Chile: Adjusted EBITDA in Chile was nil in 1Q2015, compared to $30.7 million in 1Q2014, mainly due to lower production and lower oil and gas prices.

•	Brazil: Adjusted EBITDA in Brazil reached $7.0 million in 1Q2015. Adjusted EBITDA per boe was $24.1 in 1Q2015.
•	Corporate and Other: Adjusted EBITDA amounted to $6.3 million costs in 1Q2015 compared to $2.3 million costs in 1Q2014 including expenses associated with Peruvian start-up activities.

Consolidated other operating costs increased to $7.2 million in 1Q2015 compared to $0.6 million gain in 1Q2014, mainly due to the impact of one-time termination costs and contract renegotiations. This reduction streamlined certain internal functions and departments to meet current needs and create a more efficient workforce within the current economic environment.

Consolidated depreciation charges increased by 41% to $25.5 million in 1Q2015, compared to $18.1 million in 1Q2014, mainly as a result of the increase in consolidated production and deliveries, partially offset by lower per barrel depreciation cost. The decrease in depreciation costs per boe is the result of drilling success and increased reserves as compared to the prior period.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Costs: Net financial costs increased to $9.0 million in 1Q2015 from $6.3 million in 1Q2014, mainly from higher interest costs resulting from higher average indebtedness (mainly derived from the credit facility of $70 million with Itau obtained on March 31, 2014 to acquire the interest in the Brazilian Manati Field), and to a lesser extent by higher bank charges and other financial costs.

Foreign Exchange Loss: Net foreign exchange losses increased to $19.7 million in 1Q2015 from $1.3 million in 1Q2014, mainly related to the impact of the depreciation of the Brazilian Reais in 1Q2015 over dollar-denominated net debt incurred at the local subsidiary level, where the functional currency is the Brazilian Reais. (This effect may be reversed in the following quarters due to fluctuations in the local currency. For instance, as of the date of the issuance of this press release, the Brazilian local currency appreciated by approximately 5%, thus partially offsetting foreign exchange losses recorded in 1Q2015).

Income Tax: Income tax amounted to a gain of $9.7 million in 1Q2015 compared to a loss of $5.5 million in 1Q2014, in line with losses before income taxes recorded in 1Q2015.

Profit: Losses for the period amounted to $36.0 million in 1Q2015 compared to a profit of $10.3 million in 1Q2014, mainly due to (i) lower revenues for $30.7 million impacted by decreased oil prices, (ii) higher foreign exchange losses of $18.5 million related to the impact of depreciation of the Brazilian currency in financial liabilities, and (iii) $7.8 million expenses in other operating expenses including termination costs related to cost reduction efforts; partially offset by $15.2 million gain in related income taxes.

BALANCE SHEET

Cash and cash equivalents as of March 31, 2015, totaled $91.4 million, while at year-end 2014 cash and cash equivalents amounted to $127.7 million. The decrease is primarily due to cash used in operations during 2015, amounting to $9.4 million, along with $11.6 million of funds used in financing activities that are mainly explained by interest payments. In addition, net cash used for investment activities totaled $12.3 million in 1Q2015 and included the Company’s capital expenditures.

Total assets as of March 31, 2015, reached $970.4 million. Additionally, total investments for the period ended March 31, 2015, mainly included (i) $6.0 million invested in Colombia, (ii) $2.4 million invested in Brazil, and (iii) $1.8 million in Chile.

At the end of 1Q2015, GeoPark’s total financial debt (net of debt issuance costs) amounted to $363 million, including the $300 million 2020 Bond issued in February 2013 and the credit facility in Brazil for the acquisition of an interest in the Brazilian Manati Field amounting to $70 million.

Equity reached $439.0 million and included minority interests of $100.2 million related to LG International’s participation in the Chilean and Colombian operations (LG International Corp., the Korean conglomerate, holds a 20% equity interest in GeoPark’s Colombian operations, a 20% equity interest in the Fell Block and a 31% equity interest in the Tierra del Fuego blocks in Chile). Equity as of March 31, 2015 decreased by $40.5 million as compared to December 31, 2014, mainly due to losses from the period ended March 31, 2015 for $36.0 million and to a lesser extent due to currency translation differences amounting to $4.4 million.

FINANCIAL RATIOS (*)

Amounts in $ million

Year / Period	Financial debt	Cash position	Gross debt / LTM Adjusted EBITDA	Interest coverage
2013	317.1	121.1	1.9x	4.3x
1Q2014(**)	364.7	131.9	2.2x	4.9x
2Q2014 (***)	368.6	125.3	1.8x	6.0x
3Q2014 (***)	362.9	128.8	1.6x	6.7x
2014 (***)	370.0	127.7	1.7x	7.5x
1Q2015	363.4	91.4	1.9x	6.3x

(*) Based on trailing 12 months financial results.

(**) Does not consider Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field.

(***) Considers Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field only since 2Q2014.

GeoPark’s consolidated financial covenants included in the 2020 Bond Indenture are:

•	Leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.5x from 2015 onwards; and
•	Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

Failure to comply with the above incurrence test ratios would not trigger an event of default. The covenants are incurrence as opposed to maintenance covenants (that is, financial ratios must be tested by the Company before incurring additional debt or performing other specific corporate actions including but not limited to dividend payments, certain mergers, restricted payments, others):

The Company does not anticipate achieving the ratios above in the following quarters of 2015 due to the impact of the current low oil prices environment, which may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes 2020.

OTHER NEWS / RECENT EVENTS

New Oil Field Discovery on Llanos 34 Block in Colombia

In February 2015, GeoPark announced a new oil field discovery following the drilling of exploration well Tilo 1, located on the Llanos 34 Block in Colombia. The Tilo prospect was defined as a structural trap with three-way dip closure on the down-thrown side of a normal fault–targeting the two principal productive reservoirs of the Llanos 34 Block: Guadalupe (main target) and Mirador (secondary target) sandstones.

GeoPark drilled and completed the Tilo 1 exploratory well to a total depth of 11,293 feet in 2014, and successfully tested in 1Q2015 with an electrical submersible pump in the Guadalupe formation, at 10,707 feet. In March, Tilo 1 well initiated a long-term test, and is currently in production at a rate of approximately 850 bopd. Further technical evaluation will also be undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field. (The 2014 D&M 2014 Reserve Report does not include any reserve volumes related to this discovery).

Itau Credit Facility Extension

In March 2014, GeoPark entered into a loan agreement with Itau for $70 million to finance the acquisition of a working interest in the Manati field with principal maturing between 2015 and 2019. In March 2015, an agreement was reached to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the six-month LIBOR + 4.0%.

Resumption of Share Repurchase Program

In April 2015, GeoPark announced that it resumed its program to repurchase up to $10 million of common shares, par value $0.001 per share of the Company, which had expired on March 20, 2015. The Repurchase Program will expire at the close of business on May 20, 2015 and can be resumed by decision of the Board of Directors. As of the date of this release, approximately $1.5 million in shares have been purchased under the Repurchase Program.

Annual General Meeting

GeoPark’s 2015 Annual General Meeting of Shareholders will be held on June 30, 2015 in Washington D.C., United States. Information regarding the notice and other related information including the Company's Annual Report on Form 20-F for 2014 can be found in the Investor Support section of the Company’s website at www.geo-park.com.

CONFERENCE CALL INFORMATION

GeoPark will host its First Quarter 2015 Financial Results conference call and webcast on Wednesday, May 20, 2015, at 10:00 a.m. Eastern Time.

Chief Executive Officer, James F. Park, Chief Operating Officer, Augusto Zubillaga, and Chief Financial Officer, Andrés Ocampo, will discuss GeoPark's financial results for the First Quarter 2015, with a question and answer session immediately following.

Interested parties may access the conference call by dialing from outside the United States, +1 201-689-8035 and from within the United States, 877-407-8035 (Passcode: GeoPark) or to listen to the webcast by visiting the Investor Support section of the Company’s website (www.geo-park.com).

For further information please contact:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
T: 562-2242-9600

GeoPark can be visited online at www.geo-park.com

ANALYSIS INFORMATION BY BUSINESS SEGMENT

Colombia	1Q2015	1Q2014	% Chg.
Oil production (bopd)	11,586	9,232	25%
Gas production (mcfpd)	-	196	N/A
Average net production (boepd)	11,586	9,265	25%
Oil price ($ per bbl)	32.4	81.5	-60%
Net oil Revenues ($ million)	30.7	37.2	-17%
Production and Operating Costs* ($ million)	-11.5	-10.0	15%
Adjusted EBITDA ($ million)	16.3	20.7	-21%
Adjusted EBITDA per boe ($)	15.7	41.2	-62%
Operating Netback per boe ($)	16.6	43.7	-62%

Chile	1Q2015	1Q2014	% Chg.
Oil production (bopd)	2,444	4,475	-45%
Gas production (mcfpd)	12,246	17,588	-30%
Average net production (boepd)	4,486	7,247	-38%
Combined price ($ per boe)	36.2	74.5	-51%
⁻ Oil ($ per bbl)	42.1	90.7	-53%
⁻ Gas ($ per mcf)	4.7	6.5	-28%
Net Oil Revenues ($ million)	9.4	37.7	-75%
Net Gas Revenues ($ million)	4.5	9.5	-52%
Net Revenues ($ million)	13.9	47.2	-71%
Production and Operating Costs* ($ million)	-10.0	-10.3	0%
Adjusted EBITDA ($ million)	-	30.7	N/A
Adjusted EBITDA per boe ($)	-	48.5	N/A
Operating Netback per boe ($)	8.8	58.0	-84%

Brazil	1Q2015	1Q2014**	% Chg.
Oil production (bopd)	51	-	N/A
Gas production (mcfpd)	20,659	-	N/A
Average net production (boepd)	3,494	-	N/A
Gas Price ($ per mcf)	5.4	-	N/A
Net Revenues ($ million)	9.4	-	N/A
Production and Operating Costs** ($ million)	-1.9	-	N/A
Adjusted EBITDA ($ million)	7.0	-0.7	N/A
Adjusted EBITDA per boe ($)	24.1	-	N/A
Operating Netback per boe ($)	26.1	-	N/A

* Production and Operating costs include operating costs and royalties paid in cash.

** 1Q2014 shows only Adjusted EBITDA corresponding to expenses from the start-up of GeoPark’s Brazilian operations, including personnel, legal and administrative costs. The Company completed the acquisition of its interest in the Brazilian Manati Field on March 31, 2014. As of that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

CONSOLIDATED STATEMENT OF INCOME

(Quarterly information unaudited)

(In millions of $, except for %)	1Q2015	1Q2014
NET REVENUES
Sale of crude oil	40.8	75.2
Sale of gas	13.6	9.5
TOTAL NET REVENUES	54.4	84.7
Production and operating costs	-23.9	-20.1
Geological and Geophysical costs	-2.7	-2.7
Administrative expenses	-9.8	-10.6
Selling expenses	-2.3	-6.3
Depreciation	-25.5	-18.1
Write-off of unsuccessful efforts	-	-4.1
Other operating	-7.2	0.6
OPERATING PROFIT	-16.9	23.4

Financial costs, net	-9.0	-6.3
Foreign Exchange Losses	-19.7	-1.3
PROFIT BEFORE INCOME TAX	-45.7	15.8

Income tax	9.7	-5.5
PROFIT (LOSS) FOR THE PERIOD	-36.0	10.3
Non-controlling interest	-3.3	3.6
ATTRIBUTABLE TO OWNERS OF GEOPARK	-32.7	6.7

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

AND ADJUSTED EBITDA PER BOE

(Quarterly information unaudited)

	1Q2015	1Q2014
Adjusted EBITDA	16.8	48.4
Depreciation	-25.5	-18.1
Share Based Payments	-1.2	-2.9
Impairment and write-off	-	-4.1
Others	-7.1	0.2
OPERATING PROFIT	-16.9	23.4
Financial costs, net	-9.0	-6.3
Foreign Exchange Losses, net	-19.7	-1.3
PROFIT BEFORE INCOME TAX	-45.7	15.8

Adjusted EBITDA	16.8	48.4
Total deliveries (in millions of boe)	1.7	1.1
Adjusted EBITDA per boe	9.8	42.5

RECONCILIATION OF OPERATING NETBACK TO OPERATING NETBACK PER BOE

(Quarterly information unaudited)

	1Q2015	1Q2014
Operating Netback	28.1	59.3
Total deliveries (in millions of boe)	1.7	1.1
Operating Netback per boe	16.4	51.7

CONSOLIDATED SUMMARIZED BALANCE SHEET

(Quarterly information unaudited)

	Mar '15	Dec '14

Non Current Assets
Property, Plant and Equipment	760.4	790.8
Other Non Current Assets	54.9	47.8
Total Non Current Assets	815.3	838.5

Current Assets
Inventories	5.3	8.5
Trade Receivables	31.7	36.9
Other Current Assets	26.7	27.5
Cash at bank and in hand	91.4	127.7
Total Current Assets	155.1	200.6

Total Assets	970.4	1,039.1

Equity
Equity attributable to owners of GeoPark	338.8	375.6
Non-controlling interest	100.2	103.6
Total Equity	439.0	479.1

Non Current Liabilities
Borrowings	348.0	342.4
Other Non Current Liabilities	94.8	93.6
Total Non Current Liabilities	442.8	436.0

Current Liabilities
Borrowings	15.5	27.2
Other Current Liabilities	73.1	96.8
Total Current Liabilities	88.6	124.0

Total Liabilities and Equity	970.4	1,039.1

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

		Year ended December 31,
	2014	2013	2012	2011	2010
Oil Reserves (2P PRMS) - mmboe	56.3	33.9	27.8	16.9	16.2
Gas Reserves (2P PRMS) - mmboe	35.8	27.7	29.1	32.6	33.4
Combined Reserves (2P PRMS) - mmboe	92.1	61.6	56.9	49.5	49.6
Peru*	30.2	-	-	-	-
Total including Peru	122.3	-	-	-	-

Oil Production (thousand boepd)	14.5	11.1	7.5	2.5	1.9
Gas Production (thousand boepd)	5.1	2.4	3.8	5.1	5.0
Production (thousand boepd)	19.6	13.5	11.3	7.6	6.9

Oil Revenues ($ million )	367	315	222	74	48
Gas Revenues ($ million)	62	23	29	38	31
Total Revenues ($ million)	429	338	250	112	80

Adjusted EBITDA ($ million)	220	167	121	63	41

* Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval, expected in 2015.

GLOSSARY

Adjusted EBITDA	Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events.
Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe	Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs.
ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum
ANH	Agencia Nacional de Hidrocarburos de Colombia
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
EPS	Earnings per share
IPO	Initial Public Offering
mbbl	Thousand barrels of oil
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, bargain purchase gain on acquisition of subsidiaries and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 19, 2015